

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2025

Kyle Beilman
Chief Financial Officer
Dave Inc.
1265 South Cochran Ave
Los Angeles, CA
90019

> **Re: Dave Inc.**
> **Form 10-K for fiscal year ended December 31, 2023**
> **Filed March 5, 2024**
> **File No. 001-40161**

Dear Kyle Beilman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance